Corficolombiana
NIt 890.300.653-6

FILE No. 823437

RECEIVED
2008 MAY 13 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, May 8, 2008

[redacted]

08002491

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera ~~Colombiana S.A.~~'s Del Valle S A (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Board of Directors decisions
   In order to comply with provisions of Decree 3139 of 2006 on relevant information, the market is hereby advised that at the Board of Directors meeting held on May 7, 2008, Mr. Jose Elias Melo Acosta was appointed as new CFC`s President."

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

PROCESSED
MAY 15 2008
THOMSON REUTERS

Oscar Javier Cantor Holguín
Vicepresident

dlw 5/13

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana
Nit 890.300.653-6

FILE No. 823437

RECEIVED
2008 MAY 13 A 9:42
FICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 1

Board of Directors decisions
In order to comply with provisions of Decree 3139 of 2006 on relevant information, the market is hereby advised that at the Board of Directors meeting held on May 7, 2008, Mr. Jose Elias Melo Acosta was appointed as new CFC`s President.

Información Relevante

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

Entidad : CORPORACION FINANCIERA COLOMBIANA S.A.

Registros encontrados: 7

Fecha	Hora	Tema	Resumen	Anexo
07/05/2008	15:54:22	Decisiones de Junta Directiva	Para dar cumplimiento a lo exigido por el Decreto 3139 de 2006 sobre información relevante, se informa al mercado que en la Junta Directiva celebrada el día de hoy, se designó como nuevo presidente de la Corporación el Dr. José Elías Melo Acosta	N/A

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Última actualización : 15 de diciembre de 2005

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